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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ____________________

                                SCHEDULE 14D-9

                             ____________________

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                           (Name of Subject Company)

                             ____________________

               BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                     (Name of Person(s) Filing Statement)

                             ____________________

                         UNITS OF BENEFICIAL INTEREST
                        (Title of Class of Securities)

                             ____________________

                                  122016 10 8
                     (CUSIP Number of Class of Securities)

                             ____________________

                                 Ron E. Hooper
                       Vice President and Administrator
                      NationsBank of Texas, N.A., Trustee
                          901 Main Street, Suite 1700
                              Dallas, Texas 75202
                                (800) 365-6547

          (Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                             ____________________

                                  Copies to:

                           Robert D. Campbell, Esq.
                            Thompson & Knight, P.C.
                                  Suite 3300
                              1700 Pacific Avenue
                              Dallas, Texas 75201
                                (214) 969-1700

                             ____________________
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ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust"). The principal executive offices of the Trust are located at the offices of NationsBank of Texas, N.A., 901 Main Street, Suite 1700, Dallas, Texas 75202.

     (b) The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Units of Beneficial Interest of the Trust.

ITEM 2.   TENDER OFFER OF THE PURCHASER.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated February 13, 1998 (the "Schedule 14D-1") of Devon Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Devon Energy Corporation, an Oklahoma corporation (the "Parent"), to purchase 8,800,000 Units of Beneficial Interest (the "Units") of the Trust at $8.75 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser and Parent is 20 North Broadway, Suite 1500, Oklahoma City, OK 73102-8260.

ITEM 3.   IDENTITY AND BACKGROUND.

     (a) The name and business address of the Trust, which is the person filing this Statement, are set forth in Item 1 above.

     (b)  Not applicable.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a) The Trust was formed as a Delaware business trust under the Delaware Business Trust Act pursuant to the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust Agreement") entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc. ("MOPI"), as trustor, Burlington Resources Inc., the parent of MOPI, and NationsBank of Texas, N.A. (the "Trustee") and Mellon Bank (DE) National Association (the "Delaware Trustee"), as trustees. The Trust was formed to acquire and hold certain net profits interests (the "Royalty Interests") in MOPI's interest in the Fruitland coal formation underlying the Northeast Blanco Unit in the San Juan Basin of New Mexico (the "Underlying Properties").

     The Trust's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K") contains a description of the Trust, a description of the Units, information regarding the Royalty Interests and the other information required to be included in such report as filed with the Securities and Exchange Commission. A copy of the 1996 Form 10-K (excluding exhibits) was included in the 1996 Annual Report of the Trust to Unitholders distributed to all Unitholders in April 1997. A copy of the Trust Agreement is filed as an exhibit to this Statement and to the 1996 Form 10-K. The provisions governing the Trust are complex and extensive and no attempt has been made herein or was made in the 1996 Form 10-K to describe or reference all such provisions. The 1996 Form 10-K contains a general description of the basic framework of the Trust and a summary of the

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material terms of the Trust Agreement, and detailed provisions concerning the
Trust may be found in the Trust Agreement.

     The Royalty Interests are the only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to Unitholders. The Trust makes quarterly cash distributions to Unitholders in accordance with the provisions of the Trust Agreement.

     Under the Trust Agreement, the Trustee has all powers to collect and distribute proceeds received by the Trust, to pay Trust liabilities and expenses, and otherwise to administer the Trust. The Delaware Trustee has only such powers as are set forth in the Trust Agreement or are required by law and is not empowered otherwise to manage or take part in the administration of the Trust. The Trust has no directors or executive officers. The Royalty Interests are passive in nature and neither the Trustee nor the Delaware Trustee has any control over or any responsibility relating to the operation of the Underlying Properties.

     Section 3.03 of the Trust Agreement expressly provides that neither the Trustee nor the Delaware Trustee shall cause the Trust, among other things, to engage in any business or investment activity of any kind whatsoever, except for the activities permitted in the Trust Agreement. The permitted activities are circumscribed by the stated purposes of the Trust, which are:

     (a) to protect and conserve, for the benefit of the Unitholders, the assets held by the Trust under the Trust Agreement, including both income and corpus (the "Trust Estate");

     (b) to receive and hold the Royalty Interests and other assets of the Trust Estate;

     (c) to convert the Royalty Interests to cash, in accordance with and subject to the terms of the Trust Agreement;

     (d) to pay, or provide for the payment of, any liabilities incurred in carrying out the purposes of the Trust, and thereafter to distribute the remaining amounts of cash received by the Trust to the Unitholders on a pro rata basis determined by the number of Units held by each Unitholder;

     (e) to receive and distribute any Special Distribution Amount (as defined in the Trust Agreement); and

     (f) subject to Section 3.03 of the Trust Agreement, to engage in such other activities as are necessary or convenient for the attainment of any of the foregoing or are incident thereto and which may be engaged in or carried on by a business trust under the Delaware Business Trust Act.

     Accordingly, the Trustee is unable, within the terms of its fiduciary duties and responsibilities under the Trust Agreement, to take a position with respect to the Offer.

     (b) The reasons the Trust is unable to take a position with respect to the Offer are stated in Item 4(a) above.

     The Trust Agreement directs the Trustee to select a firm of independent petroleum engineers to prepare a reserve report as of December 31 of each year, in accordance with criteria established by

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the Securities and Exchange Commission, showing estimated proved gas reserves attributable to the Royalty Interests as of December 31 of such year. The Trustee believes, based on discussions with the independent petroleum engineers, that the engineers' work will not be completed and the reserve report as of December 31, 1997 will not be issued before about March 1, 1998. There can be no assurance that there will not be delays in the issuance of the reserve report. The Trustee plans to make the information contained in the reserve report publicly available as soon as the Trustee receives it.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Neither the Trust nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a)  Not applicable.

     (b)  Not applicable.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Trust in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Trust; (2) a purchase, sale or transfer of a material amount of assets by the Trust; (3) a tender offer for or other acquisition of securities by or of the Trust; or (4) any material change in the present capitalization or dividend policy of the Trust.

     (b) There are no transactions, agreements in principle or signed contracts in response to the Offer involving the Trust that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     Not applicable.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust effective as of May 1, 1993, by and among Meridian Oil Production Inc., Burlington Resources Inc. and Mellon Bank (DE) National Association and NationsBank of Texas, N.A., as trustees (filed as Exhibit 4.1 to the Trust's Form 10-Q for the quarter ended June 30, 1993 and incorporated herein by reference).

Exhibit 2   Press Release of the Trust, dated February 19, 1998.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    BURLINGTON RESOURCES COAL SEAM GAS
                                    ROYALTY TRUST

                                    By: NATIONSBANK OF TEXAS, N.A., Trustee



                                    By:/s/ Ron E. Hooper
                                       ------------------------------------
                                         Ron E. Hooper
                                         Vice President and Administrator

Dated: February 19, 1998

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